Curtis, Mallet-Prevost, Colt & Mosle llp

Almaty Astana Dubai Frankfurt Houston Istanbul	London Mexico City Milan Muscat Paris Washington, D.C.	Attorneys and Counsellors at Law 101 Park Avenue New York, New York 10178–0061	Telephone 212-696-6000 Facsimile 212-697-1559 www.curtis.com

December 3, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MSC Industrial Direct Co., Inc. –
Definitive Proxy Materials
File No. 001-14130

Ladies and Gentlemen:

On behalf of MSC Industrial Direct Co., Inc. (the “Company”), we are herewith submitting for filing pursuant to Rule 14a-6 the following definitive proxy materials in connection with the Company’s annual meeting of shareholders to be held on January 13, 2011 (the “2011 Annual Meeting”):

•	a cover page, pursuant to Rule 14a-6(m);

•	the Notice of the 2011 Annual Meeting and the Proxy Statement;

•	the form of proxy card for the 2011 Annual Meeting, attached as an appendix to the Proxy Statement; and

•	a copy of the Company’s 2005 Omnibus Incentive Plan as proposed to be amended, attached as an appendix to the Proxy Statement.

The Company expects to commence mailing of the definitive proxy materials to those shareholders receiving paper copies of its proxy materials and its annual report on or about December 9, 2010.  The Company will complete mailing of the notice of internet availability of proxy materials to those shareholders receiving the notice by December 3, 2010.

Very truly yours,

/s/ Danny E. Phillips

Danny E. Phillips